

October 24, 2013

<u>Via E-mail</u>
Sean A. Power
Chief Financial Officer
TG Therapeutics, Inc.
787 Seventh Avenue
New York, New York 10019

> **Re:    TG Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 21, 2013**
> **Response dated October 1, 2013**
> **File No. 001-32639**

Dear Mr. Power:

We have reviewed your response letter dated October 1, 2013 to our comment letter dated September 23, 2013 and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Intellectual Property and Patents, page 8</u>

1. We note your response to our prior comment 1.  However, we also note your disclosure that you have obtained commercial rights to a "series of patents" in addition to certain patent applications under the collaboration agreement with Rhizen.  Please revise your proposed disclosure to clarify the expected expiration date of the "series of patents" licensed to you under your collaboration agreement.  In the alternative, if the agreement did not provide you with license to a series of issued patents in addition to patent applications, please revise your disclosure to clarify that you do not currently have any issued patents in relation to TGR-1202.

Licensing Agreements and Collaborations, page 10

2. We note your response to our prior comment 2. Our request for information in relation to termination provisions in the prior comment relates to the circumstances in which the respective agreements may be terminated prior to the end of their contractual term by the parties to the agreements. Please revise your proposed disclosure with respect to the license, sublicense, and collaboration agreements to describe the circumstances in which they may be "earlier terminated" under the terms of the agreements.

3. Please revise your proposed disclosure with respect to the collaboration agreement with Rhizen to describe the circumstances in which Rhizen would be obligated to make royalty payments to the Company as indicated in Section 13.6(a) of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director